Filed by Primus Telecommunications Group, Incorporated Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Arbinet Corporation Registration No.: 333-171293

To:	Employees of Primus Telecommunications Group, Incorporated

I am pleased to update all of you on the status of the Primus-Arbinet merger transaction and integration planning process. Primus and Arbinet have each scheduled respective stockholder meetings to be held February 25, 2011 to approve the merger transaction. Upon obtaining stockholder approvals, we expect to close this transaction on or about February 28, 2011.

With the anticipation of closing, teams from both companies have been working together to effectively plan integration of the companies so we will be in a position to be well prepared going forward. I have selected John Melick to run the combined Wholesale Group to be renamed PTGi International Carrier Services (ICS). It is also important to move forward and name some of the Senior Leadership Team to be part of the combined company.

To that end, I am pleased to announce that Chris Hill will become the new General Counsel for PTGi, reporting to me. Will Carter will become SVP, Engineering, Development, and Operations, reporting to Tom Mazerski, President of US Retail and Network Services. Brian Troesch will become VP, Marketing, Product Management and Business Development, reporting to John Melick. Tracy Lawson will also join PTGi as Vice President - Controller and report to Jim Keeley, Interim Chief Financial Officer.

Shawn O’Donnell, President and CEO of Arbinet, will not join PTGi, but has agreed to assist the senior leadership and myself in ensuring that we implement a smooth transition during post-close integration. I want to thank Shawn and his entire team for their continued support and teamwork in making Arbinet an integral part of the PTGi family of companies.

Please note these announcements are subject to the anticipated merger transaction closing. Attached is a preliminary organizational chart that only reflects these announcements. Once the organizational structure is completed, a more detailed organizational chart will be shared.

Peter D. Aquino
Chairman, President & CEO Primus Telecommunications Group, Inc. (PTGi)

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Important Information and Where to Find It

In connection with the proposed acquisition, Arbinet and Primus filed a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) on January 19, 2011. Arbinet and Primus also may file other documents with the SEC regarding the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS CONTAIN IMPORTANT INFORMATION. Copies of the definitive joint proxy statement/prospectus were sent to stockholders of record of both Arbinet and Primus seeking their approval of certain matters incident to the proposed acquisition. Investors and stockholders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Arbinet and Primus with the SEC, without charge, at the SEC’s web site at www.sec.gov. Copies of the joint proxy statement/prospectus and Primus’s SEC filings that were incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to: (i) Primus 703-748-8050, or (ii) Arbinet 703-456-4100.

Participants in the Solicitation

Arbinet, Primus, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies from their respective stockholders in connection with the proposed acquisition. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN EACH COMPANY’S 2009 ANNUAL REPORT ON FORM 10-K, ANNUAL PROXY STATEMENT AND SUBSEQUENT STATEMENTS OF CHANGES IN BENEFICIAL OWNERSHIP ON FILE WITH THE SEC. THESE DOCUMENTS CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES LISTED ABOVE. ADDITIONAL INFORMATION ABOUT THE INTERESTS OF SUCH PERSONS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED ACQUISITION HAS BEEN INCLUDED IN THE JOINT PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC.

Forward-Looking Statements

This document includes “forward-looking statements” as defined by the SEC. All statements, other than statements of historical fact, included herein that address activities, events or developments that Arbinet or Primus expects, believes or anticipates will or may occur in the future, including anticipated benefits and other aspects of the proposed acquisition, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Arbinet nor Primus intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Peter Aquino
Chairman/CEO
Shawn O'Donnell
In Transition
Amber Mayfield
Executive Assistant & Corporate HQ Admin
Chris Hill
General Counsel
Legal
John Filipowicz
Human Resources
Richard Ramlall
SVP
Corp. Dev & CCO
James Keeley
Interim CFO
Andy Day
CEO
Canada
Ravi Bhatia
CEO
Australia
John Melick
President
International Carrier Services
Tom Mazerski
President
US Retail and Network Services
US Legal
Jill Schatz
GC + VP Law
Canada
John Horan
General Counsel
Australia
Jamie Barkovic
Director
Human Resources
Jeff Atkinson
Director
Corporate Development
Brazil
Primus Professional Services (PPS)
Carolyn Capaccio
Consultant
IR Advisor
Mike Houghton
Consultant
PR Advisor
PR Firms
- AUS
-CAN
-ICS
Tracy Lawson
VP
Controller
Robert Meloni
Director
Tax
Mark Guirgis
VP
FP&A and Treasury
Parimal Kumar
Director
Internal Audit
Director
US/Other Accounting
Brian Troesch
VP
Marketing, Product Management & Business Development
VP
EMEA & Asia Pac
VP
Americas
VP
Revenue & Profitability Assurance
Will Carter
SVP
Engineering, Development, & Operations
Arne Bergquist
VP
US Network Services
Kevin Weber
VP
Sales
Senior Director,
Marketing
Director
Products &Pricing
Director
Customer Service

Corporate Org Chart March 2011 Legend: Arbinet personnel (red) Consultants (green) No changes ICS Finance US Retail Finance